FEBRUARY 07, 2023 / 2:00PM, XYL.N - Q4 2022 Xylem Inc Earnings Call

Filed by Xylem Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

CORPORATE PARTICIPANTS

Andrea van der Berg

Matthew Francis Pine Xylem Inc. - COO

Patrick K. Decker Xylem Inc. - President, CEO & Director

Sandra E. Rowland Xylem Inc. - Senior VP & CFO

CONFERENCE CALL PARTICIPANTS

Andrew Alec Kaplowitz Citigroup Inc., Research Division - MD and U.S. Industrial Sector Head

Deane Michael Dray RBC Capital Markets, Research Division - MD of Multi-Industry & Electrical Equipment & Analyst

Joseph Craig Giordano Cowen and Company, LLC, Research Division - MD & Senior Analyst

Michael Patrick Halloran Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

Nathan Hardie Jones Stifel, Nicolaus & Company, Incorporated, Research Division - Analyst

Scott Reed Davis Melius Research LLC - Founding Partner, Chairman, CEO & Research Analyst of Multi-Industry Research

PRESENTATION

Operator

Welcome to Xylem’s Fourth Quarter and Full Year 2022 Earnings Conference Call. (Operator Instructions). I would now like to turn the call over to Andrea Van der Berg, Vice President of Investor Relations.

Andrea van der Berg

Thank you, operator. Good morning, everyone, and welcome to Xylem’s Fourth Quarter and Full Year 2022 Earnings Call. With me today are Chief Executive Officer, Patrick Decker; Chief Financial Officer, Sandy Rowland; and Chief Operating Officer, Matthew Pine. They will provide their perspective on Xylem’s fourth quarter and full year 2022 results and discuss our outlook and guidance for 2023.

Following our prepared remarks, we will address questions related to the information covered on the call. (Operator Instructions). As a reminder, this call and our webcast are accompanied by a slide presentation available in the Investors section of our website, www.xylem.com. A replay of today’s call will be available until midnight, February 14. Please note the replay number +1 (800) 388-6509 or +1 (402) 220-1111. Additionally, the call will be available for playback via the Investors section of our website under the heading Investor Events.

Please turn to Slide 2. We’ll make some forward-looking statements on today’s call, including references to future events or developments that we anticipate will or may occur in the future. These statements are subject to future risks and uncertainties, such as those factors described in Xylem’s most recent annual report on Form 10-K and subsequent reports filed with the SEC. Please note that the company undertakes no obligation to update any forward-looking statements publicly to reflect subsequent events or circumstances, and actual events or results could differ materially from those anticipated.

Please turn to Slide 3. We have provided you with a summary of our key performance metrics, including both GAAP and non-GAAP metrics. For purposes of today’s call, all references will be on an organic and adjusted basis, unless otherwise indicated. And non-GAAP financials have been reconciled for you and are included in the Appendix section of the presentation. Now please turn to Slide 4, and I’ll turn the call over to our CEO, Patrick Decker.

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Patrick K. Decker - Xylem Inc. - President, CEO & Director

Thanks, Andrea, and good morning, everyone. As we indicated in our press release, the team delivered a very strong operational performance in the fourth quarter, exceeding our expectations across each segment and region. Resilient demand and strong backlog execution delivered 20% revenue growth for the quarter and healthy EBITDA margin expansion. That performance continued and built upon the team’s solid delivery through the year, fueling healthy momentum coming into 2023.

On a full year basis, revenue grew 11% and earnings per share grew 14%. Water Infrastructure grew 15% in the quarter on robust utilities and industrial demand in the U.S. and Western Europe, and the segment was up 12% for the full year. M&CS posted very strong fourth quarter performance. This segment was up 35% in the quarter on backlog execution from improved chip supply and continued strong demand, bringing full year growth to 8%. Applied Water grew 17% in the quarter and finished 2022 with 14% growth for the full year.

Overall, higher volumes and positive price cost performance drove significant EBITDA margin expansion in the quarter, up 250 basis points versus the same period a year ago. The team delivered that growth and margin performance on continuing resilient demand globally. We saw healthy orders growth sequentially. And for the full year, orders were up 4%, demonstrating the durability of our business. I am so proud of the team’s performance in serving our customers and of their commitment to our purpose, solving water.

The global trends driving investment in water systems continue to intensify. And as today’s results demonstrate, we are already very strongly positioned to address them. That said, our recent agreement to acquire Evoqua announced two weeks ago, will create a powerful platform to address the world’s most critical water challenges with greater capability, depth and scale. We’ve begun the important work of integration planning to set the combined company up for success and are well into the process of seeking the necessary approvals. Until the deal closes, which we anticipate will be midyear, we remain focused on delivering results to the stakeholders we serve today.

On that stand-alone basis, we see continuing resilient demand in our largest end markets, particularly utilities, despite the possibility of macroeconomic softness, Execution of our backlogs with ongoing price cost discipline, further supply chain improvements and a return to 100% free cash flow conversion. We expect that this will allow us to deliver 2023 organic revenue growth in the mid-single digits with solid EBITDA margin expansion, resulting in earnings per share between $3 and $3.25, up 10% versus last year at the midpoint of the range.

We’ll give more color on the outlook and guide in a moment, but first, I’ll hand it over to Sandy to dig in briefly on the quarter’s results before we look ahead at 2023.

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Thanks, Patrick. Please turn to Slide 5, and I’ll cover our fourth quarter results. As Patrick highlighted, the team closed out a strong 2022 with another quarter of robust growth and margin expansion. Revenue grew 20% year-over-year, led by 26% growth in the U.S. and mid-teen growth in Western Europe and the emerging markets. In a moment, I’ll give you a detailed performance by segment. But in short, utilities was up 24%, with strength in the U.S. driven by chip supply improvements in M&CS, and robust OpEx demand in Water Infrastructure. Industrial grew 15% on particularly strong demand in Western Europe and emerging markets and sustained strength in the U.S.

Commercial was up 24%, mainly due to continued backlog execution in the U.S. and Western Europe. And residential was up 17%, driven by strength in emerging markets, partially offset by softness in the U.S. Compared to prior year, orders were down 3% in the quarter versus up 23% in the same period last year, but underlying demand remains resilient and in line sequentially.

Water Infrastructure orders were up 13%, AWS down 6% and M&CS down 19%, following exceptionally high orders last year. However, M&CS orders were in line with the last quarter with a book-to-bill ratio of 1.1x. EBITDA margin was 18.7%, up 250 basis points from the prior year and up 40 basis points sequentially on strong volume and price, which more than offset inflation.

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Our EPS in the quarter was $0.92, up 46% year-over-year. Please turn to Slide 6, and I’ll review the quarter’s segment performance in a bit more detail. Water Infrastructure outperformed expectations with revenues up 15% in the quarter. Growth was robust across the portfolio, led by our wastewater utility business in the U.S. and industrial strength in emerging markets on continued dewatering demand. Geographically, the U.S. was up 26% with solid price realization on strong utilities OpEx demand and continued improvements in the supply chain. Foster Europe grew low double digits, driven by healthy industrial activity and emerging markets was also up low double digits, driven by dewatering demand in Latin America and Africa. Orders in the fourth quarter were up 13% with solid dewatering demand in emerging markets and continued utility strength in the U.S.

EBITDA margin for the segment was up 80 basis points as price, net of inflation and volume conversion more than offset strategic investments.

Please turn to Page 7. The Applied Water segment also exceeded expectations with fourth quarter revenues up 17% on strong price realization and backlog execution. Geographically, Western Europe was up over 20%, led by supply chain improvements and strong industrial and commercial demand. Emerging Markets was up mid-double digits on strong residential demand in the Middle East and India. The U.S. was up low double digits as supply chain improvements and price realization were partially offset by moderating residential volumes. Orders were down 6% in the quarter, with healthy industrial demand in the U.S. and Western Europe, offset by slowing U.S. residential orders. Segment EBITDA margin was up 270 basis points in the quarter. Margin expansion was driven by continued strong price realization, more than offsetting inflation and further supplemented by productivity savings.

And now let’s turn to Slide 8, and I’ll cover our Measurement & Control Solutions business. M&CS revenue was up 35%, driven by recoveries in chip supply year-over-year and strong project execution in our test and measurement and pipeline assessment services businesses. Geographically, all regions were up more than 20%, led by U.S. growth of over 40%. M&CS orders were down 19% in the quarter, lapping a prior year compare of 28% orders growth during the peak of supply chain constraints. Demand for our AMI offering remains strong and our $2.1 billion backlog in M&CS is up 14% versus prior year. EBITDA margin for the segment was up 800 basis points versus the prior year and importantly, 130 basis points quarter sequentially. Strong volume conversion, coupled with price realization offsetting inflation, drove the expansion.

And now let’s turn to Slide 9 for an overview of cash flows and the company’s financial position. In the fourth quarter, we generated free cash flow of $302 million. The team did a great job driving down working capital to hit our previous outlook of 80% free cash flow conversion for the year. While inventory remains elevated versus where we targeted to be longer term, as there still are pockets of the supply chain that necessitate the extra safety stock that we are carrying, our performance in Q4 gives us confidence in our path to return to 100% conversion in 2023. Our financial position remains robust as we exit the year with over $900 million in cash and available liquidity of $1.7 billion. And this is after paying down over $500 million of debt in December.

Net debt-to-EBITDA leverage is 1.0x. Please turn to Slide 10, and I’ll hand back to Patrick to look forward at 2023.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Thanks, Sandy. The team did an excellent job delivering for our customers and communities in 2022. Their commitment and performance stood out during a tumultuous year of global economic and geopolitical uncertainty; lingering pandemic effects, especially in China; and a challenging supply chain environment. I’m very proud of everything the team achieved, and they are already carrying all that commercial momentum, operational discipline and resilience into 2023.

As we look forward, we see continued healthy demand in our major markets despite the possibility of macroeconomic softness in certain sectors of the global economy. We expect that the essential nature of our solutions and the secular trends in water will continue to underpin demand in the attractive, stable end markets that we serve. And we expect to be even better able to serve that demand as supply chain friction continues to ease, and we can progressively work down our $3.6 billion backlogs.

Looking ahead, we are advancing our strategic delivery of solutions to the acquisition of Evoqua. As I mentioned earlier, and as you would expect, until the deal closes, we are only providing organic guidance for Xylem on a stand-alone basis. But there’s no doubt that the combination of Xylem’s global utility scale and Evoqua’s strength in attractive industrial end markets creates a powerful platform for growth. We expect significant revenue synergies in areas such as cross-selling of our respective utility and industrial portfolios in North America, and growing Evoqua’s international exposure via Xylem’s global channels and customer relationships.

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Now those are just two of the areas where we see tremendous potential to add to the growth of the combined companies and expand our value to customers globally, especially in a number of the most attractive water end markets. But it’s not the only inorganic move we’re making to give customers more of what they need most. We’ve also taken a big step forward in helping them adopt the digital solutions they need to increase the resilience of communities essential water infrastructure. In the shadow of our big announcement with Evoqua, another important partnership flew under the radar, one which will accelerate and enhance our ability to deliver more digital solutions to the utility customers around the world.

Last quarter, we signed an exclusive commercial partnership with Idrica to make adoption of digital technologies easier, faster and more affordable for our utility customers. Headquartered in Valencia, Spain, Idrica is a leader in data management and analytics for water utilities. Idrica’s GoAigua platform simplifies deployment and operation of new digital capabilities in any water utilities operations. It gives them one secure integrated interface that brings together data capture, analytics and asset and process management onto one platform.

Having been born out of a utility operator itself, the platform has the advantage of having been built by utility for utilities, and it’s already been deployed by over 300 customers around the world. Under the partnership, we will take a minority stake in Idrica and become the exclusive global distributor of their technology. Together, we will enable more utilities to harness the power of connected solutions. We’re very excited about it, and we look forward to sharing more as the partnership progresses.

We made one other important announcement recently. This one was just before the end of the year, appointing Matthew Pine as Chief Operating Officer. The move ensures that we have continuing focus on operational excellence from an enterprise perspective across all our business segments and regions to continue delivering on our commitment to faster-than-market revenue growth and margin expansion. At the same time, it’s also freed up some of my capacity to deliver on Xylem’s strategic evolution and capital deployment.

In a moment, we’ll turn the call back to Sandy for more detail on our guide. But first, I want to invite Matthew to say a few words on his key areas of focus in the new role and provide some color on our end market outlook. Matthew?

Matthew Francis Pine - Xylem Inc. - COO

Thanks, Patrick. We are very strongly positioned on intensifying trends with technology leadership in a large and growing installed base in attractive end markets. My focus as Chief Operating Officer is to further accelerate profitable growth and maximize the value we deliver to customers and communities around the world. Across the business, we continue to remove complexity, increase our local agility and unlock further scale efficiencies. This is all aimed, of course, at better serving our customers at the same time we deliver continuing margin expansion. We’re driving this margin focus across the enterprise, taking particular aim at even more enhanced productivity and customer satisfaction.

For example, in the M&CS segment, improvements in chip supply enabled us to build momentum, delivering the accretive backlog, we deploy resources back to productivity as well as new product introductions from innovation. Secondly, we continue to enhance our digital portfolio, as Patrick covered. Our customers need simple, integrated digital technologies that solve their problems cost effectively. Our portfolio increasingly meets that demand with attractive growth and margin profiles.

Lastly, our customers depend on Xylem as a trusted partner to deliver ongoing support. So our third operational focus is in standardizing our solutions and creating new offerings. This will take us deeper into our installed base with aftermarket sales and services. New offerings such as outcome-based solutions and condition-based maintenance will enable us to capture demand, address customers’ needs and expand reoccurring revenues.

It’s no accident that there’s a theme running through all three of these priorities. Each is about growing revenues and improving our margins by serving our customers better, more thoroughly and more simply, making it even easier for them to do business with us and solve more of their challenges. When we talk about being in a privileged position, that’s not mentally to refer to our strategic or market positioning. It also reflects our view that we are fortunate to work alongside the kind of customers that we do, partner with them to solve their critical water challenges they face. It’s a privilege and also a great opportunity for continuing value creation from our shareholders, communities and all stakeholders.

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Now let’s turn to Slide 11, and I’ll walk you through our end market outlook. We expect underlying demand and most of our end markets will continue to be healthy through 2023. We’ve taken a balanced view based on the strength of our backlog, critical nature of our largest end markets, and the continued value proposition of our differentiated products. We anticipate our utility business overall, which is our largest end market, will grow high single digits in 2023. On the wastewater side, we expect mid-single-digit growth as we see a continuation of steady global demand. We anticipate resilient OpEx demand in developed markets due to the critical nature of our offerings as well as the benefit of continued CapEx spend in emerging markets.

The outlook for longer-term capital project spending and bid activity remains robust. On the clean water side, we anticipate revenues being up low teens. This growth is driven by continued robust demand for our AMI solutions and expected improvements in ship supply through 2023, allowing for significant large deal deployments already secured in our backlog. We foresee healthy momentum in our test and measurement and our pipeline assessment service businesses due to increased focus on infrastructure and climate challenges. Looking at the industrial end market, we expect to go low to mid-single digits on steady demand for our solutions globally. We continue to see strong growth in dewatering due to mining demand in emerging markets and the benefits of our strategic investments in our U.S. and European dewatering business. The commercial end market should deliver low single-digit growth on solid replacement business and backlog execution, partially offset by moderation in new construction.

In residential, our smallest end market, we are expecting low single-digit decline due to normalizing demand in the U.S., partially offset by continued strength in emerging markets. In both commercial and residential, we would expect moderation to emerge in the second half results as we continue to work through the backlog in the first half of 2023.

Now I’ll turn it over to Sandy to walk you through our updated guidance.

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Thank you, Matthew. Turning to Slide 12. As mentioned, we expect Evoqua to join us in mid-2023. Until then, our full year guidance is on an organic basis and excludes the combination of the 2 companies. For Xylem overall, we foresee full year 2023 revenue growth in the range of 4% to 6%. This breaks down by segment as follows: mid-single-digit growth in Water Infrastructure with solid growth in both wastewater utilities and industrial; low single-digit growth in Applied Water from growth in industrial and commercial, partially offset by residential. We expect Measurement & Control Solutions to be up low teens. For 2023, we expect EBITDA to be in the range of 17.5% to 18%. This represents a 50 to 100 basis point margin expansion versus prior year. And this yields an EPS range of $3 to $3.25, up 10% at the midpoint over the prior year.

Free cash flow conversion is expected to be 100% of net income. In addition, today, we announced an increase in our annual dividend of 10%, aligned with our capital allocation framework to grow dividends in line with earnings. We’ve also provided you with a number of other full year assumptions in the slide to supplement your models. We’re assuming a euro-to-dollar conversion rate of 1.08 and a foreign exchange can be volatile, our FX sensitivity table is included in the appendix.

And now drilling down on the first quarter, we anticipate total company revenues will be in the range of 7% to 9% growth. By segment, we expect high single-digit growth in Water Infrastructure, low single digits in Applied Water and high teens growth for M&CS. We expect first quarter EBITDA margin to be approximately 16%, driven by higher volumes and more favorable price cost dynamics. And with that, please turn to Slide 13, and I’ll turn the call back over to Patrick for closing comments.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Thanks, Sandy. We’re coming into 2023, very strongly positioned. Our end markets continue to show resilient underlying demand. We’re confident in delivering mid-single-digit revenue growth and strong margin expansion and the team continues to outperform on strong operational and commercial execution. Beyond 2023, we remain well on track to deliver our longer-term strategic and financial milestones. We are very excited about all the combination of Xylem and Evoqua will offer towards the creation of a more water secure, resilient and sustainable world, while driving value for our shareholders by accelerating growth and scale.

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The integration team met last week at our headquarters in D.C. The first of many meetings to set us up for success on day one. And last week, I traveled with Ron Keating, Evoqua’s CEO, to a number of their key sites to spend time with their incredibly talented people. Those visits only heighten my appreciation of the potential opportunities ahead and confirm the strong strategic and cultural fit of our two companies.

We’ve also taken the next step in the regulatory process, having submitted the required filings here in the U.S. and progressing toward filings in the relevant international jurisdictions. We continue to anticipate the deal closing midyear A great deal of opportunity will open up when we bring our two companies together.

During our next earnings call, we will provide an update on our progress. Meanwhile, our business remains squarely focused on delivering on our 2023 financial commitments and continuing our commercial momentum and execution. Now operator, I’ll turn the call back over to you for questions.

QUESTIONS AND ANSWERS

Operator

We’ll take our first question from Deane Dray with RBC Capital Markets.

Deane Michael Dray - RBC Capital Markets, Research Division - MD of Multi-Industry & Electrical Equipment & Analyst

Strong finish to the year, both revenues and margins. And I just want to say congrats again on finally getting to the altar on Evoqua. This has made strategic sense for so long. And having a midyear target closing is lightning fast in our view. I know that there’s a lot of heavy lifting. So best of luck.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Thank you very much, Deane.

Deane Michael Dray - RBC Capital Markets, Research Division - MD of Multi-Industry & Electrical Equipment & Analyst

Can we start with M&CS margins? It sounds like the two drivers here, the chip supply improving, and this has been kind of a steady story for the past couple of quarters. How much have you worked through that backlog? And how much of the chip supply improvement contributed to the margin improvement in the segment? And then I’ve seen a nice shutout for pipeline assessment. Is this all pure and what’s driving that?

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Yes, Deane, thanks for the question. Let me start, and Matt can add some color here. So we are very pleased with our Q4 performance in M&CS. The year has unfolded very much like we thought it would with continuing improvement in chip supply. The story in Q4 is actually a twofold story. We saw some upside compared to what we had forecast, and half of that upside came from some better chip supply. And the other half of the upside came from some of our other businesses in the portfolio that we don’t talk as much about. So our pipeline assessment services business, a lot of projects were completed in Q4, really good results in our test and measurement business. And the entire portfolio across M&CS has good margin potential and good leverage.

And so as we’ve got the top line going again, we’re really encouraged that you’re seeing that drop to the bottom line.

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Matthew Francis Pine - Xylem Inc. - COO

Yes. I think the only thing I would add, Deane, is that we did pivot in Q4 to a more continuous improvement as we started to roll off of our product redesigns. So we saw a really good lift in Q4 and continuous improvement. And if you look at the price cost and the exit rate in Q4, it was really solid building momentum. If you recall, this was the last segment to really be impacted by inflation and really overcoming that in Q4, which also led to the margin improvement.

Deane Michael Dray - RBC Capital Markets, Research Division - MD of Multi-Industry & Electrical Equipment & Analyst

All sounds good. And just as a follow-up, I was hoping to get some more color on this announcement of the software platform investment at Idrica. If you listen to all of the trade shows and conferences, the biggest pain point for utilities is they get so much data, but none of it is connected, and it’s all different formats. So this sounds really promising if it’s one platform that then is able to integrate all of this.

So some color on the pricing. Is this a SaaS business? Is it on-prem? Is it licensed? How will it fit in terms of the revenue stream? And you’ve got 300 customers now. What’s the pipeline for new customers, new logos?

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Sure. So Deane, I’ll just make a few comments, and I’ll have Matthew go a little deeper because Matthew was part of the team that was integral to this courtship over the course of the past year or more. So he’s well versed along with other team members on the opportunity here. But you’re right, you said it best. It’s the amalgamation of data coming from different data sources that we refer to as the power babble, with different languages, different code, and it makes it very difficult for the utility to optimize their overall network. So that’s really what Idrica is getting at. They got a great platform already around the world, and our channels to utilities is really the big opportunity for them. But overlaying this solution to where effectively the way I described it, it’s almost as they built the interoperable operating software on which our operating technologies will sit along with other apps that make it easier for the utility user to interface.

But Matthew, do you want to talk a little bit about pricing and just the opportunity in the upside?

Matthew Francis Pine - Xylem Inc. - COO

Yes. So from a pricing point of view, Deane, really there’s an implementation cost, obviously, to go implement the platform, which is a fee. And then it’s really, to your point, a Software-as-a-Service. It’s a subscription fee that’s ongoing in some term is really the model that we’ve built. And just really amplifying your point, again, one of the biggest pain points we hear and we believe really this partnership will translate into really the digital adoption rates in the water sector.

We see this as really being an aggregator in terms of bringing all these disparate systems together that Patrick mentioned. And our teams are engaged in building commercial momentum. We’ve implemented a few pilots that are starting to see great results from our collaboration already. But as we ramp through the year and build backlog, that will start to really unpack in Q4 and into ‘24.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

And I would clarify, Deane, that when we say pilots in this case, these are actual commercial arrangements that are revenue generating. It’s not a pilot where we’re going and testing something. So we’ve already had some very impressive potential wins there that we’ll talk about in the, hopefully, the next quarter.

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Operator

And we’ll take our next question from Joe Giordano with Cowen.

Joseph Craig Giordano - Cowen and Company, LLC, Research Division - MD & Senior Analyst

So I just want to follow up on that Idrica stuff real quick and then move on. But is that something that utilities would put in, like, on top of what they already have? Or would it like more likely go like something that they would decide to move forward with like if they’re putting in a new deployment?

Patrick K. Decker - Xylem Inc. - President, CEO & Director

A lot of utilities don’t have anything like this. So it’s really on top of what they have, Joe, and it’s integrating all their disparate systems, their SCADA systems, their PLC systems, their ERPs. Anything that’s bringing data into their ecosystem gets consolidated into the platform with one dashboard and one interface.

And if you think about a lot of the challenges of our utility customers and lots of different industrial customers in general, is they’ve got multiple applications, multiple passwords, all the information is siloed and they don’t have a way to aggregate it. So this would come on as a layer to do that aggregation and give them a way to, as people say, democratize the data, be able to get the data to a user to make sense of all the information coming in.

Matthew Francis Pine - Xylem Inc. - COO

And Joe, just to add, when we say it’s built by utility for utilities is that there are many other solutions that are out there, but they can tend to be quite complex and overly sophisticated. And this really allows them to design a solution that meets the utility where they are on the journey. Not every utility is of the same space or the same place in the journey as to how sophisticated the system needs to be. And so it could be tailored in that regard, but it’s also a highly standardized platform. And that’s part of the efficiency of their rollout is how easy it is to maintain.

Joseph Craig Giordano - Cowen and Company, LLC, Research Division - MD & Senior Analyst

And then you guys were spending like a decent amount of resources kind of thinking about developing something like this internally at Xylem, if I’m correct. So now that you’ve made this decision here, which looks like it’s already kind of packaged and ready to go for you, how do you reallocate the resources and what kind of impact does that have of not spending money trying to develop this internally?

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Yes. So I think that’s a great question, Joe. There are certainly some overlaps between what we’re spending money on from an R&D perspective. Just to remind you, the structure of the transaction is that it’s a commercial agreement, which allows us to take the product and sell it on a global basis. And on top of that, we have a minority investment. And so there are certain things that we’re going to keep going on our end. And then there are certain things that we’re going to be able to leverage between the two companies. But there are certainly some synergies there. But really, this is a growth play.

Joseph Craig Giordano - Cowen and Company, LLC, Research Division - MD & Senior Analyst

Okay. Just wanted to move to the 1Q guide here. Can you kind of talk a little bit about a bridge from maybe where we’re exiting to where we are in 1Q? I’m trying to discern how much of this is being conservative versus how much is — I guess it’s early in the year and it’s an uncertain year. Like if I look at, let’s say, applied for example, or even M&CS, you’re guiding applies basically up low single digits for the quarter and for the year. I would

FEBRUARY 07, 2023 / 2:00PM, XYL.N - Q4 2022 Xylem Inc Earnings Call

have thought that just given what’s happening in resi, maybe it starts the year well above that and then finishes maybe flattish. So now you’re kind of anticipating similar growth all year. Maybe talk us through that and M&CS, the guidance there kind of was what we expected heading in. But after the 4Q suggests like a 1Q step down off the 4Q run rate on revenue. So maybe talk us through that.

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Yes. Joe, I mean, there’s a few things to unpack there. Let me start and the team here will remind me what else you asked. So look, there is some seasonality in our business. And if you look at it from a revenue perspective, we’ll have a step down in revenue between Q4 and Q1. We always do. The biggest step down is actually in Water Infrastructure that has a big Q4. M&CS, there will be a little bit of a step down too. It’s not so much in the metrology business, but some of the other businesses that we highlighted earlier on the call, our pipeline assessment services business, our test business, there’s some seasonality there. So I think it’s somewhere between $150 million and $200 million step down, Q4 to Q1. And that aligns with sort of our historical patterns. As we think about the year and the seasonality in the year, different businesses look a little bit different.

Certainly, you touched on AWS, which is our most cyclical business when it comes to macro. And from an AWS perspective, we’re entering the year with a very, very strong backlog. And so as we’ve modeled that business, we have modeled a stronger first half versus a stronger second half. The other businesses don’t have quite as much seasonality built into the plan, other than in M&CS, we have been calling for a bigger ramp-up in the second half when some of the redesign work comes online and that coincide with better chip supply.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

So I would just add a couple of things, from a historical perspective, just to amplify what Sandy had said here. We are reflecting in our guide that backlog in AWS carries into the first half of the year, but we are forecasting softness in the second half. So obviously, that remains to be seen. Hopefully, things recover faster, and we kind of glide through this and don’t get impacted by that. But right now, we’re embedding our guide that there is softness that hits us in terms of conversion in the second half. Historically, Water Infrastructure has a bigger Q4 and slows down in Q1 because we’re serving the wastewater side of utilities and they spend out their capital and OpEx budgets through the end of the fourth quarter and then they ramp up again in the following year. So just to give some context for those of you that may be new to the story.

Operator

And we’ll take our next question from Mike Halloran with Baird.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

So just following up on that last little bit there. Patrick, you gave some context on the applied backlog. It seems like you’re expecting normalization as you work through the year that it makes sense and it’s a short-cycle business. Maybe some thoughts on how you’re thinking about the backlog tracking for the other two segments? And if you think that there’s a chance for normalization either of those as we move towards the end of the year towards a more consistent run rate or more consistent balance between how you think about orders and backlog and revenue conversion.

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Yes, Mike. I think we are already starting to see some normalization. If you look at the orders rate that we’ve had in the second half of the year, as — particularly as the pockets where the supply chain has stabilized, we’re seeing some of our customers there return to normal behaviors. I’d say Water Infrastructure is a great example of that. We’ve had a more stable supply chain there. And so that’s where we’ve seen more normal order patterns, and we don’t see a backlog that has been as elevated.

We still have quite a bit of our backlog that’s past due in M&CS, and we do expect to start eating into some of that in 2023. And I think that’s a good thing because that means our projects are getting deployed.

FEBRUARY 07, 2023 / 2:00PM, XYL.N - Q4 2022 Xylem Inc Earnings Call

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Go ahead, sorry.

Matthew Francis Pine - Xylem Inc. - COO

Yes. I was just going to build on the M&CS comment. We still have 30% of the backlog past due coming into the year. And so we’ll still continue to monitor that as the chip supply continues sequentially to improve. That’s something where we’re looking at. But orders sequentially are good in that business, and we see good momentum going forward commercially.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

Makes sense. And then on the kind of order side in the quoting pipeline side of things, obviously, orders taking the quarter not a surprise, given the comps, given some balancing out here. How do you think that the sequentials will work out through the year on the order side? What are the expectations there? And maybe any comments on how you’re looking at the bidding pipeline as we sit here today in the areas where that’s relevant?

Matthew Francis Pine - Xylem Inc. - COO

Yes. From a bidding pipeline standpoint, I would say, look, industrial remains really strong globally. We primarily play in the general industry there, and that’s been pretty resilient. So that continues strong. Commercial is a bit of — it’s showing strength, however, expected to be slow in the back half, primarily due to new construction moderating. We track the ABI Index, the architectural billing index, that’s been less than 50 in the past three months. And so looking for a little bit of a slowdown in the bid activity for new construction for commercial. And we talked resi, that’s primarily a replacement for us. the orders are slowing down, largely due to the improved supply chain. It’s probably the biggest area that we’ve seen the supply chain improve and also from pandemic investments. And so that’s really what’s impacted that. And then a strong pipeline in M&CS, plus water infrastructure, especially treatment. We’re starting to see treatment really ramp up and the net backlog also continues to build, and we have a strong funnel.

Operator

And we’ll take our next question from Nathan Jones with Stifel.

Nathan Hardie Jones - Stifel, Nicolaus & Company, Incorporated, Research Division - Analyst

I think I’m going to go to questions and if I can get any answers around revenue synergies from the combination of Xylem and Evoqua. I mean this is clearly a growth-enabling deal, and Patrick, you highlighted a couple of avenues for that. Investors have been very hungry for information on what kind of value that might add. So is there any color on kind of what your targets are going to be in terms of the expected growth for the combined businesses, how you’re going to approach it? Are you going to have specific growth teams assigned to these kinds of projects? Any color and more color you can give us around those kinds of things?

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Sure, sure. Yes. So as you’ve said, Nate, I mean — so first of all, I mean, the economic returns of this combination are justified on the cost synergies alone. And I don’t want to look past those because I want to make sure that our investors understand that we’ve got strong conviction around the $140 million of cost synergies within three years. Going forward, we will lay out exactly what the — not only the three buckets are that we’ve talked about, and I can reiterate those if we need to, but specific delivery time frames, ownership, et cetera. So strong conviction around that cost synergy.

FEBRUARY 07, 2023 / 2:00PM, XYL.N - Q4 2022 Xylem Inc Earnings Call

Then beyond that, clearly, this combination is about growth. It really is taking a long-term view, not on the realization of synergies, but a long-term view on what the world needs right now in terms of a water company at scale and depth, and there are so many things that we can do together that we could not do as separate companies.

Now on the revenue synergies I’m not going to give you a specific number as of yet. We clearly will do that, and I can talk a little bit about process. But clearly, we expect that there’s going to be an accelerated growth rate of the combined company. And we will put a specific target out there as we get closer to finalization of this.

In terms of the process, there is going to be a clear ownership within our integration work that’s already kicked off. We have teams that have been assigned to go after each one of the several areas of gross synergy. Obviously, we have a view on that before we got the deal approved by both boards, but we’re looking to see where there might even be other opportunities beyond that as we go forward. I laid out in my prepared remarks what some of those areas are.

A few others that we did not highlight in my comments were around the combination of digital enablement in both companies. Evoqua is already doing a fair amount in digital enablement of their services, really focused on productivity and growth, and we continue to progress quite nicely in our digital enablement of more on the product side and the aftermarket service side. Last area is, we believe between Ron and I and the team that there is tremendous opportunity in the area of joint R&D, innovation and portfolio enhancement, whether that be organic or inorganic, given the complementary nature of the businesses.

So that’s what I can share with you right now, Nate. Obviously, we’re as excited as you all are at being in a position to come out and share numbers around this, but right now, we’re focusing on getting the deal closed.

Nathan Hardie Jones - Stifel, Nicolaus & Company, Incorporated, Research Division - Analyst

I have one follow-up question on a specific avenue of revenue synergies. Xylem historically has been a product company and Evoqua developed this service-based model. Is there — do you see the opportunity for you to implement new kinds of service-based business models on the legacy Xylem portfolio leveraging their service footprint?

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Yes, we certainly do. I mean it will take some time. That will not be a day one synergy and likely not even a year one synergy. But absolutely, we see bringing some elements of their best-in-breed service offerings. And quite frankly, just their — the whole cultural model around services, we believe is going to be an enhancement to our more legacy traditional product-oriented aftermarket services that are out there. Two, they’ve already done a terrific work, and I realized that Ron would say they’re still on that journey. And I certainly appreciated that last week whenever I spent a few days with him at multiple sites is that they’re very much focused on outcome-based solutions.

And so I think there’s an opportunity there to enhance our business models and offerings whether that be both on the utility side but also on the industrial. There’s — as you know, Nate, there’s a fair amount of complementary nature of pulling through there. They’ve got some terrific products within their APT business on the treatment side that complement what we do and vice versa, our treatment portfolio, enhancing what they can deliver in their industrial services offering.

Nathan Hardie Jones - Stifel, Nicolaus & Company, Incorporated, Research Division - Analyst

Yes, it seems to be a lot of avenues for growth there. So I look forward to hearing more about it over the next few months and few quarters.

FEBRUARY 07, 2023 / 2:00PM, XYL.N - Q4 2022 Xylem Inc Earnings Call

Operator

And we’ll take our next question from Scott Davis with Melius Research.

Scott Reed Davis - Melius Research LLC - Founding Partner, Chairman, CEO & Research Analyst of Multi-Industry Research

Every — just a couple — one kind of point of clarification then a real question. But are you still raising price here and now that we’re into ‘23 or the price increases you did in ‘22 pretty much enough to offset your inflation.

Matthew Francis Pine - Xylem Inc. - COO

Yes. We did — Scott, we did the last round of price increases back in November of 2022. So really, the price increase, in essence would be for ‘23 kind of heading into this year. So obviously, we’re continuing to watch the marketplace and understand not only the inflationary environment and how that continues on. It really — it’s moderated some, but it’s still up and also just also make sure we’re monitoring our win-loss rate in the marketplace and making sure that we’re appropriately priced accordingly in the market.

Scott Reed Davis - Melius Research LLC - Founding Partner, Chairman, CEO & Research Analyst of Multi-Industry Research

Alright. Helpful. And then I think about 2022, so much of the year, not just you guys, but most companies were held hostage by the chip makers. And how — where do you guys see yourselves going forward and kind of redundancy or flexibility or whatever other words that we want to use to kind of describe it just to make sure that this chip issue doesn’t come back every time there’s some sort of dislocation that design is more perspective in the future?

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Sure. Scott, this is Patrick. So I’d say, first of all, we, by no means, are out of the woods on this yet, even though we’ve seen sequential improvement. I would say that the health, all the discussions that we have with both the chip suppliers themselves and our intermediaries all have stabilized and strengthened. Clearly, I know people are looking at auto right now and hearing about weakness there and wondering whether or not all of a sudden, we’re going to get a boat load of chips that show up. It just doesn’t work that way in terms of the allocation. We continue — the substitutes aren’t easy in this space.

And so the main thing we did, as Matthew alluded to earlier, was we spent a lot of time and energy and quite frankly, money this past year, redesigning our offerings to get to the next generation. So we could be best in line. I do think that as other sectors perhaps show slowness that will simply further strengthen the recovery for us, but we’re not counting on that right now or baking that into our outlook for the year.

Scott Reed Davis - Melius Research LLC - Founding Partner, Chairman, CEO & Research Analyst of Multi-Industry Research

That’s helpful, Patrick. Just to be clear, so when you talk about redesigning, are you talking about going to a chip design that’s more ubiquitous and more commonly used in consumer electronics? Or is there some sort of level in between where you’re at from that next-gen chip?

Patrick K. Decker - Xylem Inc. - President, CEO & Director

It’s just really getting to next-gen chips, where the capacity is being allocated are being built so we have more capacity for the future, yes, because we’re on legacy designs that they’re bringing down the capacity on those chips.

FEBRUARY 07, 2023 / 2:00PM, XYL.N - Q4 2022 Xylem Inc Earnings Call

Operator

And we’ll take our next question from Andy Kaplowitz with Citigroup.

Andrew Alec Kaplowitz - Citigroup Inc., Research Division - MD and U.S. Industrial Sector Head

Patrick or Matt, I know you’ve talked about forecasting a slower second half in Applied Water, especially as new construction potentially sows in commercial. But have you begun to see any evidence of channel destocking or other customer behavior that concerns you in commercial markets? And then separately, have you put in any contingency in your guide for China reopening related noise? It looks like China was still strong for you in Q4?

Matthew Francis Pine - Xylem Inc. - COO

Yes. So Andy, on the first one on channel inventory. We have really good visibility into the inventory given our relationship with our channel partners. The teams we meet monthly and actually quarterly with counsel meetings in addition to weekly sales calls in contact. So we have really good insight into the inventory. The levels are healthy and normalizing and they’re not sitting on any excess inventory, which is reported back to us.

There are some pockets that have not fully recovered. Commercial is not back to kind of prepandemic levels in terms of inventory. But resi, I would say, is normalized due to the improved supply chain and softening from the pandemic investments. On the industrial front, that’s really more of an engineer-to-order product. There’s not a lot of build to stock. And so that’s where I’d leave it on the channel inventory there.

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Andy, let me take the China part of your question. So China was tough for us this year. We were down in China about 20% in the first half of the year. We saw a moderation in the second half — and as we — a little bit stronger Q3 than Q4 given the outbreak of COVID in Q4. And I think we’ve taken a measured approach to China and our guide for 2023. We do expect more of a recovery in the second half of the year in China. The slowdown has been more acute more on the utility side of the business, and we’ve seen stronger performance on the industrial side. And so our focus for our team is building orders momentum again. And we remain very bullish long term on China. We’re just working through some of the dynamics there now.

Andrew Alec Kaplowitz - Citigroup Inc., Research Division - MD and U.S. Industrial Sector Head

Appreciate that, Sandy. And then it seems like industrial dewatering continues to hold up well as it does tend to be more historically cyclical, but could the business be much less cyclical during the current cycle given the amount of activity that’s out there. I know you mentioned mining.

Maybe you could comment on the support you’re getting from your strategic growth investments as well, what exactly you’re doing there?

Matthew Francis Pine - Xylem Inc. - COO

Yes. We made a constant effort back a few years ago to be a bit more balanced in our segmentation of that business, especially shifting more to the muni side, which is a bit more stable. And we’ve seen that part of the portfolio grow and also just making investments in our fleet and upgrading our technology. We are digitizing those assets and making those remotely connectable so we can improve the productivity for our customers. So it’s a mixed bag of really, I’d say, some innovation as well as being thoughtful about being more balanced in the segmentation of the business.

FEBRUARY 07, 2023 / 2:00PM, XYL.N - Q4 2022 Xylem Inc Earnings Call

Operator

It appears that we have no further questions at this time. I will now turn the program back over to Patrick Decker for any additional or closing remarks.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Thank you. So again, thanks, everybody, for your time today. I know you’re all very, very busy at this time of the year. Really appreciate your ongoing continued interest in Xylem. I very much look forward to providing you updates on our progress around the Evoqua transaction. And between now and then, safe travels, everyone and all the very best. Thank you.

Operator

Thank you. This concludes today’s Xylem Fourth Quarter and Full Year 2022 Earnings Conference Call. Please disconnect your lines at this time, and have a wonderful day.

Additional Information and Where to Find It

In connection with the proposed transaction between Xylem Inc. (”Xylem”) and Evoqua Water Technologies Corp. (“Evoqua”), Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.